EXHIBIT 28

Robert W. Lougee, Jr.                   Thomas L. Lavelle
Vice President and Director,            Manager, Media Relations
Financial Communications                (401) 278-3003
(401) 278-5879


               Fleet Financial Group Reports

       Record Third Quarter Earnings of $164 Million


    Providence, R. I., October 19, 1994: Fleet Financial Group today reported record net income of $164 million, or $1.01 per fully diluted share, for the quarter ended September 30, 1994, up 29% from the $127 million, or $.78 per fully diluted share, earned in the third quarter of 1993.

    For the first nine months of 1994, net income was $448
million, or $2.70 per fully diluted share, up 27% from the $352 million, or $2.16 per fully diluted share, for the first nine months of 1993.

    "We are delighted to report another quarter of strong operating results which reflect favorable loan growth trends in the Northeast, ongoing expense control efforts, continued improvement in credit quality, and significant expansion of our banking and financial services franchises," said Terrence Murray, chairman and chief executive officer.

    "We are especially pleased that our return on assets and return on equity continue to show improvement over the already high levels reported in previous quarters." Eugene M. McQuade, executive vice president and chief financial officer, noted:
"Return on assets for the quarter was 1.30% and return on equity was 20.08%, compared to 1.09% and 16.37%, respectively, for the third quarter of 1993 and 1.22% and 18.31% for the second quarter of 1994."

    "Growth in both commercial and consumer loans continues to be encouraging," Murray noted, "as average loans and leases increased 10% on an annualized basis compared to the previous quarter. In addition, during the quarter we strengthened our banking and financial services franchises through acquisitions and mortgage servicing purchases. We completed the acquisition of Sterling Bancshares, signed a definitive agreement to acquire Plaza Home Mortgage Corp., and Fleet Mortgage Group, our mortgage banking subsidiary, purchased nearly $10 billion in mortgage servicing."

Income Statement

    Net interest income of $505 million decreased slightly from the $512 million recorded in the previous quarter as a result of the impact of rising short-term interest rates on the Corporation's investment portfolio. Net interest margin for the third quarter was 4.45% compared to 4.66% in the second quarter. The effect of the narrower margin on net interest income, also the result of rising interest rates, was substantially offset by growth in earning assets.

    The third quarter provision for credit losses was $11 million. As a further sign that the economy is strengthening in the Northeast, net charge-offs for the quarter amounted to only $19 million, compared to $71 million in 1993. These positive items reflect a 29% decrease in nonperforming assets (NPAs) over the past year to $526 million at September 30.

    Noninterest income for the third quarter was $288 million compared to $318 million, excluding $127 million of securities gains, in the prior year. The decrease is due primarily to a reduction in mortgage banking income as a result of a continuing decline in mortgage production revenue caused by the refinancing wave in mortgage lending during 1993.

    Noninterest expense totaled $501 million in the third quarter compared to $562 million for the third quarter of 1993, prior to a $125 million restructuring charge in 1993. This $61 million decrease is primarily attributable to reductions resulting from the Corporation's efficiency improvement program and a reduction in mortgage servicing amortization resulting from a significant decline in mortgage refinancings. Included in noninterest expense is the previously announced $7 million restructuring charge recorded at Fleet Mortgage Group.

Earnings by Group

    The Banking Group generated $162 million (excluding $1 million of after-tax securities losses) in third quarter earnings, compared to $109 million (excluding $58 million of after-tax securities gains) in 1993's third quarter. These improved results were due to reduced credit costs, as asset quality continues to improve, and expense reductions from our efficiency improvement programs.

    The Financial Services Group recorded income of $18 million in the third quarter, compared to $37 million in 1993's third quarter. Fleet Mortgage contributed $17 million, excluding the restructuring charge, to Fleet's earnings for the quarter compared to $20 million in the third quarter of 1993. This decrease is primarily due to reduced mortgage production revenue, as mortgage loan origination is significantly below the levels of a year ago.

    During the third quarter, in further recognition of the changing mortgage lending environment, the Corporation made several strategic moves at its mortgage banking subsidiary, including: the signing of an agreement to acquire Plaza Home Mortgage Corp. and its $9 billion servicing portfolio; the purchase of an additional $10 billion in mortgage servicing; and the completion of the previously announced reengineering program that identified $40 million in annual pre-tax profit improvements when compared to that subsidiary's second quarter revenue and expense.

    Fleet Finance recorded a loss of $8 million in the quarter compared to a breakeven position for the same period in 1993. The loss is attributable to lower net interest income as a result of lower outstandings and increased provision for credit losses due to asset quality concerns at that subsidiary.

Balance Sheet

    Total assets at September 30, 1994 were $47.0 billion, while total loans and leases were $27.0 billion at the same date, compared with $46.9 billion of total assets and $26.3 billion of total loans and leases at September 30, 1993. Average loans and leases increased more than $600 million from the second quarter primarily in commercial and consumer loans, as average loan growth was noted in all Fleet banking markets, especially the Massachusetts, New York, and Rhode Island franchises.

    The reserve for credit losses was $969 million at September
30, 1994, representing 3.58% of loans, compared to $977 million, or 3.65% of loans, at June 30, 1994.

    Stockholders' equity amounted to $3.4 billion at September
30, 1994 compared to $3.6 billion at June 30, 1994. The decrease reflects the previously announced repurchase of common shares in anticipation of the purchase of New Bedford Bancorp.

    All 1994 financial information has been restated to include the acquisition of Sterling Bancshares as if it had occurred on January 1, 1994.


    Fleet Financial Group is a diversified financial services company listed on the New York Stock Exchange (NYSE-FLT) with approximately 1,200 offices nationwide. Its lines of business include commercial and consumer banking, mortgage banking, investment management, and student loan processing.


               (see comparative results attached)

                             FLEET FINANCIAL GROUP
                              FINANCIAL HIGHLIGHTS


                           THREE MONTHS ENDED          NINE MONTHS ENDED
                       September 30, September 30, September 30, September 30,
                          1994          1993          1994          1993
For the Period
  ($ in millions):

Net income                  $164        $127          $448          $352
Net interest income (a)      505         531         1,529         1,562
Provision for credit
  losses                      11          61            45           215

Per Common Share:
Fully diluted earnings     $1.01       $0.78         $2.70         $2.16
Market value
  (period-end)             37.63       34.88         37.63         34.88
Cash dividends declared     0.35        0.25          1.00         0.725
Book value (period-end)    22.50       22.17         22.50         22.17

Operating Ratios:
Return on average assets    1.30%       1.09%         1.22%         1.03%
Return on average
  common equity            20.08       16.37         17.87         15.76
Return on average
  realized common
  equity (b)               19.05       16.37         17.61         15.76
Net interest margin         4.45        5.08          4.62          5.06
Total equity/assets
  (period-end)              7.33        7.54          7.33          7.54
Tier 1 risk-based capital
  ratio (Estimated)         11.5        11.6          11.5          11.6
Total risk-based capital
  ratio (Estimated)         16.2        16.5          16.2          16.5

At Quarter End
  ($ in millions):
Assets                   $46,988     $46,920       $46,988       $46,920
Loans and leases          27,048      26,275        27,048        26,275
Deposits                  33,612      31,082        33,612        31,082
Total stockholders'
  equity                   3,446       3,537         3,446         3,537

Asset Quality
  ($ in millions):
Nonperforming assets        $526        $736          $526          $736
Nonperforming assets as
  a % of loans, leases,
  ISF and OREO              1.94%       2.78%         1.94%         2.78%
Nonperforming assets as
  a % of total assets       1.12        1.57          1.12          1.57
Nonperforming loans to
  period-end loans          1.58        2.15          1.58          2.15
Reserve for credit losses
  to period-end loans
  and leases                3.58        3.86          3.58          3.86

Reserve for Credit Losses
  ($ in millions):
Beginning reserve for
  credit losses             $977      $1,028        $1,000        $1,029
Provision for credit
  losses                      11          61            45           215
Gross charge-offs            (38)        (88)         (138)         (284)
Recoveries                    19          17            67            61
Sales, puts to FDIC, other     0          (3)           (5)           (6)
Ending reserve for credit
  losses                     969       1,015           969         1,015

(a)  Fully taxable equivalent
(b)  Excludes average unrealized losses on securities available for sale.

                             FLEET FINANCIAL GROUP
                         CONSOLIDATED INCOME STATEMENT
                                ($ in thousands)

                           THREE MONTHS ENDED          NINE MONTHS ENDED
                       September 30, September 30, September 30, September 30,
                          1994          1993          1994          1993
Interest income (FTE)      $860,454   $809,591     $2,477,219    $2,442,414
Interest expense            355,777    278,906        948,024       880,501
                            -------    -------      ---------      --------

  Net interest income (FTE) 504,677    530,685      1,529,195     1,561,913
   Provision for credit     -------    -------      ---------     ---------

   losses                    10,599     60,510         45,016       215,381
  Net interest income after  ------     ------         ------       -------

  provision for credit
  losses                    494,078    470,175      1,484,179     1,346,532
Noninterest income:         -------    -------      ---------     ---------

  Mortgage banking           93,150    106,939        278,000       303,352
  Service charges, fees,
  and commissions            63,012     60,431        185,289       179,147
  Investment services
  revenue                    43,806     44,504        131,097       129,671
  Securities available
  for sale gains              1,385    126,535         20,564       259,233
  Other                      86,212    106,743        248,391       274,755
                            -------    -------        -------       -------

   Total noninterest income 287,565    445,152        863,341     1,146,158
                            -------    -------        -------     ---------

Noninterest expense:
  Employee compensation
  and benefits              228,751    257,127        727,007       768,054
  Occupancy                  42,524     43,965        128,930       130,873
  Legal and other
  professional fees          37,856     30,445        101,534        93,027
  Equipment                  32,037     32,588         99,528        96,740
  FDIC assessment            17,215     16,990         52,763        58,197
  Other                      94,855    102,589        291,091       311,688
                            -------    -------        -------       -------

   Subtotal noninterest
   expense                  453,238    483,704      1,400,853     1,458,579
  Acquired servicing        -------    -------      ---------     ---------

  rights amortization        17,115     51,971         68,947       198,320
  Core deposit and
  goodwill amortization      14,010     13,750         42,217        40,593
  Restructuring charge        7,000    125,000         32,000       125,000
  OREO expense               10,132     12,806         22,217        49,340
                             ------    -------         ------       -------

   Subtotal                  48,257    203,527        165,381       413,253
   Total noninterest         ------    -------        -------       -------

   expense                  501,495    687,231      1,566,234     1,871,832
Income before income        -------    -------      ---------     ---------

  taxes                     280,148    228,096        781,286       620,858
Tax-equivalent adjustment    10,909      8,435         29,452        25,198
Applicable income taxes     102,241     87,775        296,328       240,510
Net income before           -------    -------        -------       -------

  minority interest         166,998    131,886        455,506       355,150
Minority interest            (3,105)    (4,792)        (7,765)       (3,134)
                            -------    -------       --------      ---------

Net income                 $163,893   $127,094       $447,741      $352,016
                           --------    -------       --------      --------
                           --------    -------       --------      --------

                           FLEET FINANCIAL GROUP
                        CONSOLIDATED BALANCE SHEETS
                              ($ in millions)

                                     September 30,  June 30,  September 30,
                                         1994         1994        1993
ASSETS:
Cash and cash equivalents                $ 2,349     $ 2,202      $2,257
Securities available for sale:
  1994 at market; 1993 at cost            12,779      15,496      11,816
Securities held to maturity                  940         748       1,673
Loans and lease financing (net of
  unearned income)                        27,048      26,759      26,275
Reserve for credit losses                   (969)       (977)     (1,015)
Mortgages held for resale                    581         895       2,050
Premises and equipment                       793         774         719
Acquired servicing rights                    793         632         532
Accrued interest receivable                  364         305         408
Other intangibles                            349         362         358
Foreclosed property and repossessed
  equipment                                   99         117         172
Other assets                               1,862       1,888       1,675
                                          ------      ------      ------

Total assets                             $46,988     $49,201     $46,920
                                         -------     -------     -------
                                         -------     -------     -------

LIABILITIES:
Deposits:
  Demand                                 $ 6,272     $ 6,497     $ 6,069
  Regular savings, NOW, money market      15,576      16,087      16,083
  Time                                    11,764       9,785       8,930
                                         -------     -------     -------

    Total deposits                        33,612      32,369      31,082
                                         -------     -------     -------
Federal funds purchased and
  repurchase agreements                    2,576       4,119       1,911
Other short-term borrowings                2,540       4,416       5,331
Accrued expenses and other liabilities     1,418       1,368       1,284
Long-term debt                             3,396       3,341       3,775
                                          ------      ------      ------

Total liabilities                         43,542      45,613      43,383
                                         -------     -------     -------

STOCKHOLDERS' EQUITY:
Preferred stock                              379         379         501
Common stock                               3,067       3,209       3,036
                                          ------      ------      ------

Total stockholders' equity                 3,446       3,588       3,537
                                          ------      ------      ------

Total liabilities and
  stockholders' equity                   $46,988     $49,201     $46,920
                                         -------     -------     -------
                                         -------     -------     -------

                             FLEET FINANCIAL GROUP
                      CONSOLIDATED AVERAGE BALANCE SHEETS
                                ($ in millions)

                             THREE MONTHS ENDED         NINE MONTHS ENDED
                    September 30,  September 30,   September 30,  September 30
                      1994           1994            1994         1994
                       Avg.           Avg.           Avg.           Avg.
                       Bal.   Rate    Bal.   Rate    Bal.   Rate    Bal.   Rate
ASSETS:
Money market
  instruments        $  116  4.73%     100  3.29%   $  52  4.45% $   243  3.00%
Trading account
  securities             72  4.89       76  4.21       71  4.64       79  4.17
Securities           17,353  5.81   13,096  6.57   16,273  5.95   12,668  7.07
Loans and leases     26,785  8.76   26,075  8.43   26,450  8.49   26,109  8.52
Mortgages held
  for resale            775  7.43    2,102  6.99    1,283  6.99    1,889  7.20
Foreclosed property     113    --      202    --      128    --      228
                        --- -----    -----  ----    ----- -----    -----  -----
  Total interest-
    earning assets   45,214  7.57%  41,651  7.71%  44,257  7.48%  41,216  7.92%
                     ------  -----  ------  -----  ------  -----  ------  -----
Accrued interest
  receivable            332    --      363    --      344    --      336    --
Reserve for
  credit losses        (981)   --   (1,034)   --     (993)   --   (1,038)   --
Other assets          5,498    --    5,221    --    5,526    --    5,028    --
                      -----          -----         ------          -----

Total assets        $50,063    --  $46,201    --  $49,134    --  $45,542    --
                    -------        -------        -------        -------
                    -------        -------        -------        -------

LIABILITIES AND
STOCKHOLDERS' EQUITY:
LIABILITIES:
Deposits:
Savings             $15,826  2.15% $16,142  2.01% $16,180  2.00% $15,925  2.24%
Time                 10,734  4.50    9,057  4.25    9,388  4.30    9,415  4.41
  Total interest-
   bearing deposits  26,560  3.10   25,199  2.82   25,568  2.84   25,340  3.05
Short-term
  borrowings          8,530  4.13    6,289  2.65    8,401  3.73    5,552  3.05
Long-term debt        3,359  7.03    3,597  6.41    3,362  6.76    3,723  6.34
                      -----  ----    -----  ----    -----  ----    -----  ----

  Total interest-
    bearing
    liabilities      38,449  3.67%  35,085  3.15%  37,331  3.40%  34,615  3.40%
                     ------  -----  ------  -----  ------  -----  ------  -----
                     ------  -----  ------  -----  ------  -----  ------  -----
  Net interest
    spread               --  3.90%      --  4.56%     --   4.08%     --   4.52%
                     ------  -----  ------  -----  ------  -----  ------  -----
                     ------  -----  ------  -----  ------  -----  ------  -----

Demand deposits
  and other
  noninterest-bearing
  time deposits       6,698     --   6,452     --   6,715     --   6,319     --
Other liabilities     1,347     --   1,185     --   1,427     --   1,198     --
                      -----  -----   -----  -----   -----  -----   -----  -----

Total liabilities    46,494     --  42,722     --  45,473     --  42,132     --
                     ------  -----  ------  -----  ------  -----  ------  -----

Stockholders' equity  3,569     --   3,479     --   3,661     --   3,410     --
                      -----  -----   -----  -----   -----  -----   -----  -----

Total liabilities
  and stockholders'
  equity            $50,063     -- $46,201     -- $49,134     -- $45,542     --
                    -------     -- -------     -- -------     -- -------     --
                    -------     -- -------     -- -------     -- -------     --

Net interest
  margin                     4.45%          5.08%          4.62%          5.06%
                             -----          -----          -----          -----

                     FLEET FINANCIAL GROUP
                   NET INCOME BY QUARTER

    A graph was presented in the press release showing the growth of Fleet's net income from $77 million in the third quarter of 1992 to $164 million in the third quarter of 1994.

                     FLEET FINANCIAL GROUP
                  RETURN ON AVERAGE ASSETS

    A graph was presented in the press release showing the growth of Fleet's return on average assets ratio from .67% in the third quarter of 1992 to 1.30% in the third quarter of 1994.

                     FLEET FINANCIAL GROUP
               RETURN ON AVERAGE COMMON EQUITY

    A graph was presented in the press release showing the growth of Fleet's return on average common equity ratio from 11.96% in the third quarter of 1992 to 20.08% in the third quarter of 1994.